Exhibit 1.02

American Railcar Industries, Inc.
Conflict Minerals Report

INTRODUCTION
This Conflict Minerals Report (CMR) of American Railcar Industries, Inc. (ARI or the Company) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period of January 1, 2013 to December 31, 2013 (the Reporting Period).
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which “Conflict Minerals” are necessary to the functionality or production of those products. The “Conflict Minerals” for the purposes of Rule 13p-1 are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten, and the U.S. Secretary of State may designate other minerals in the future). If Conflict Minerals are necessary to the functionality or production of one or more products that a company manufactures or contracts to manufacture, that company must investigate its supply chain in an effort to determine whether those Conflict Minerals originated in any of the “Covered Countries” under Rule 13p-1. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo (the DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this CMR, certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.
In accordance with Securities and Exchange Commission guidance, this CMR is not audited.
DESCRIPTION OF PRODUCTS COVERED BY THIS REPORT
ARI designs, manufactures and sells railcars and a wide range of components primarily for the North American railcar and industrial markets. ARI's railcars include numerous components, including, but not limited to, railcar wheels, brakes, axles, bearings, yokes, tank railcar heads, sideframes, bolsters and other heavy castings, and raw materials, such as steel and normalized steel plate. For more information about ARI's products, see Part 1, Item 1 of the Company’s most recent Annual Report on Form 10-K, which can be accessed at www.americanrailcar.com.
This CMR relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period. As a result of our reasonable country of origin inquiry (RCOI) and the due diligence procedures described below, ARI has identified certain components in its supply chain that contain certain Conflict Minerals.  Based on these procedures, ARI is currently unable to determine the country of origin or the facilities used to process the Conflict Minerals contained in these components.  These components constitute only a small portion of the materials content of the railcars produced at ARI's manufacturing facilities.
RCOI
The Company manufactures, or contracts to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. Accordingly, the Company has conducted a good faith RCOI regarding the necessary Conflict Minerals used in its products. This good faith RCOI was reasonably designed to determine whether any of the necessary Conflict Minerals originated in the Covered Countries and whether any of the necessary Conflict Minerals may be from recycled or scrap sources. RCOI procedures included evaluating ARI's suppliers’ responses to the Electronic Industry Citizenship Coalition (EICC)/Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (the Template). Where applicable, the Company also inquired and/or obtained supplier policies on Conflict Minerals and made follow-up inquiries with appropriate personnel of the suppliers as necessary.
Design of Due Diligence
Based on the Company’s RCOI, the Company was also required to exercise due diligence on the source and chain of custody of the Conflict Minerals in its products. The design of the due diligence measures described in this CMR for tin, tungsten, tantalum, and gold conforms in all material respects with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (collectively, the OECD Guidance). The OECD Guidance is an internationally recognized due diligence framework for the following Conflict Minerals: tin, tantalum, tungsten, and gold.

Due Diligence Measures Performed
The Company’s supply chain is complex, and there are many third parties in the supply chain between ARI's suppliers and the original sources of any Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are in ARI's products. Given this context, the Company undertook the following measures to exercise due diligence on the source and chain of custody of the Conflict Minerals in its products for the Reporting Period:

(i)	ARI has established a management system to support its supply chain due diligence.

a.
ARI has adopted an organizational structure and communication process that is intended to establish a system of transparency over the supply chain. This system is meant to help ARI obtain critical information regarding the supply chain of Conflict Minerals used in its products.

b.	ARI adopted a company policy in 2014 regarding Conflict Minerals in its supply chain. This policy is available at the Company’s website: www.americanrailcar.com.

c.
ARI has assigned authority and responsibility to a multi-disciplinary team consisting of its Vice President of Procurement, Director of Financial Reporting, and Director of Internal Audit (collectively, the Conflict Minerals Committee). The Conflict Minerals Committee receives periodic support from ARI's General Counsel and reports all Conflict Minerals matters directly to the Senior Vice President, Chief Financial Officer and Treasurer.

d.
ARI has distributed communications to its suppliers making them aware of Rule 13p-1 and ARI's related policies and apprising them of ARI's expectations regarding compliance with Rule 13p-1, ARI's related policies and any other requests that ARI may send to them.

e.	ARI maintains business records relating to Conflict Minerals due diligence in accordance with the Company's existing processes.

(ii)	ARI has taken steps to identify and assess risk in its supply chain.

a.
ARI conducted a thorough search for Conflict Minerals in its supply chain using its enterprise resource planning system. For products or materials identified as high risk, bills of material and product specifications were also reviewed.

b.	ARI engaged in discussions with its immediate suppliers in an effort to identify the smelters/refiners of any Conflict Minerals in its supply chain during the Reporting Period.

c.	ARI uses the Template to assess its suppliers’ use, or lack thereof, of Conflict Minerals in the products and materials ARI purchases.

d.
ARI identified suppliers in its supply chain for the Reporting Period by reviewing payments and purchase orders issued to suppliers during the Reporting Period and then sent those suppliers a copy of the Template (a Survey). As of April 30, 2014, a significant amount of Surveys were returned. Several follow-up reminders were sent to suppliers who did not respond to the Survey. If a supplier did not respond to the Survey or the response was too general (i.e. declaration at company level instead of product level), ARI conducted a reasonable assessment of the composition of the suppliers’ product or materials in an effort to determine if the product or materials contained Conflict Minerals. ARI also reviewed Survey responses from suppliers that supplied similar products and materials to evaluate the consistency and accuracy of responses.

(iii)	ARI has designed and implemented a strategy to respond to identified risks.

a.
ARI’s Conflict Minerals Committee monitors internal accountability with respect to the implementation of the supply chain due diligence process and reports its findings of the supply chain risk assessment to upper level management and ARI's Audit Committee of the Board of Directors.

b.
ARI has undertaken additional fact and risk assessments as necessary to conform in all material respects with the relevant requirements of Step 3(D) of the OECD Guidance Supplement on Tin, Tantalum, and Tungsten and Step 3(E) of the OECD Guidance on Gold. This has included, but is not limited to, engaging in follow-up discussions with suppliers about the composition of their products and materials, requests for suppliers to complete Surveys, and working to incorporate Conflict Minerals language into ARI’s supplier contracts. If a supplier identifies that it has Conflict Minerals in the products or materials it supplies, ARI is actively engaging that supplier to provide us with the locations of the smelter(s)/refiner(s) of those Conflict Minerals and to obtain a copy of their Conflict Mineral policies. For the smelters identified in ARI’s supply chain that are providing Conflict Minerals, ARI is reviewing the Conflict-Free Smelter Initiative List to determine if they are compliant with the Conflict Free Sourcing Initiative (CFSI).

(iv)	ARI has determined reliance upon independent third-party audits of smelter/refiner due diligence practices by the CFSI is appropriate.

a.
ARI is a downstream consumer of necessary conflict minerals and is many steps removed from smelters and refiners who provide minerals and ores. ARI does not purchase raw minerals or ores, and does not, to the best of its knowledge, directly purchase Conflict Minerals from any of the Covered Countries. Therefore, ARI does not perform or direct audits of smelters and refiners within the supply chain, but rather the Company relies on the audits carried out by the CFSI.

(v)	ARI complies with Step 5 of the OECD Guidance by making its CMR available on its website at www.americanrailcar.com.
DRC CONFLICT UNDETERMINABLE AND RISK MITIGATION
After exercising the due diligence described above, the Company was unable to determine whether or not its products qualify as “DRC conflict free,” as defined under Rule 13p-1 and Form SD. Further, the Company was also unable to determine the facilities used to process the necessary Conflict Minerals in ARI's products. Through the due diligence efforts described above, the Company also attempted to determine the mine or location of origin of such Conflict Minerals with the greatest possible specificity but was unable to do so for this Reporting Period.
The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s supply chain benefit armed groups in the Covered Countries: (i) continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; (ii) encouraging suppliers to implement responsible sourcing; and (iii) working to incorporate Conflict Minerals contract provisions into supplier contracts and purchase orders through the Company's updated standard terms and conditions as published on its website.